UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                           NetLogic Microsystems, Inc.
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    64118B100
                                    ---------
                                 (CUSIP Number)

                                October 30, 2009
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                           ----------------------
CUSIP No.       64118B100                  13G            Page  2  of  14  Pages
           --------------------                                ---    ----
-------------------------------                           ----------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON

           Warburg Pincus Private Equity VIII, L.P. (1)
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,632,981 (2)
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH:         ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,632,981 (2)
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,632,981 (2)
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.0% (3)
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           PN
---------- ---------------------------------------------------------------------
(1) The shares reported in this Schedule 13G are owned through a wholly-owned subsidiary of Warburg Pincus Private Equity VIII, L.P.
(2) These securities include 171,462 shares of Common Stock held in escrow, pursuant to the terms of that certain Agreement and Plan of Merger Reorganization, dated as of May 31, 2009, by and among NetLogic Microsystems, Inc. ("NetLogic"), Roadster Merger Corporation, RMI Corporation ("RMI"), and The Representative of Certain of the Holders of all of the Capital Stock of RMI, which is included as Exhibit 2.5 to NetLogic's Form 8-K filed with the Securities and Exchange Commission (the "SEC") on June 4, 2009, and incorporated herein by reference (the "Merger Agreement").
(3) Based on 22,438,117 shares of Common Stock outstanding as of September 30, 2009 as reported on NetLogic's Form S-3/A filed with the SEC on October 23, 2009 ("NetLogic's Form S-3/A") and 4,959,932 shares of Common Stock issued upon the consummation of the transactions contemplated by the Merger Agreement.

-------------------------------                           ----------------------
CUSIP No.       64118B100                  13G            Page  3  of  14  Pages
           --------------------                                ---    ----
-------------------------------                           ----------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON

           Warburg Pincus & Co.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,632,981 (1)
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH:         ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,632,981 (1)
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,632,981 (1)
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.0% (2)
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           PN
---------- ---------------------------------------------------------------------


(1) These securities include 171,462 shares of Common Stock held in escrow pursuant to the terms of the Merger Agreement.
(2) Based on 22,438,117 shares of Common Stock outstanding as of September 30, 2009 as reported on NetLogic's Form S-3/A and 4,959,932 shares of Common Stock issued upon the consummation of the transactions contemplated by the Merger Agreement.

-------------------------------                           ----------------------
CUSIP No.       64118B100                  13G            Page  4  of  14  Pages
           --------------------                                ---    ----
-------------------------------                           ----------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON

           Warburg Pincus LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,632,981 (1)
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH:         ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,632,981 (1)
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,632,981 (1)
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.0% (2)
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------


(1) These securities include 171,462 shares of Common Stock held in escrow pursuant to the terms of the Merger Agreement.
(2) Based on 22,438,117 shares of Common Stock outstanding as of September 30, 2009 as reported on NetLogic's Form S-3/A and 4,959,932 shares of Common Stock issued upon the consummation of the transactions contemplated by the Merger Agreement.

-------------------------------                           ----------------------
CUSIP No.       64118B100                  13G            Page  5  of  14  Pages
           --------------------                                ---    ----
-------------------------------                           ----------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON

           Warburg Pincus Partners, LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,632,981 (1)
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH:         ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,632,981 (1)
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,632,981 (1)
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.0% (2)
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------


(1) These securities include 171,462 shares of Common Stock held in escrow pursuant to the terms of the Merger Agreement.
(2) Based on 22,438,117 shares of Common Stock outstanding as of September 30, 2009 as reported on NetLogic's Form S-3/A and 4,959,932 shares of Common Stock issued upon the consummation of the transactions contemplated by the Merger Agreement.

-------------------------------                           ----------------------
CUSIP No.       64118B100                  13G            Page  6  of  14  Pages
           --------------------                                ---    ----
-------------------------------                           ----------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON

           Charles R. Kaye
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,632,981 (1)
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH:         ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,632,981 (1)
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,632,981 (1)
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.0% (2)
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------


(1) These securities include 171,462 shares of Common Stock held in escrow pursuant to the terms of the Merger Agreement.
(2) Based on 22,438,117 shares of Common Stock outstanding as of September 30, 2009 as reported on NetLogic's Form S-3/A and 4,959,932 shares of Common Stock issued upon the consummation of the transactions contemplated by the Merger Agreement.

-------------------------------                           ----------------------
CUSIP No.       64118B100                  13G            Page  7  of  14  Pages
           --------------------                                ---    ----
-------------------------------                           ----------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON

           Joseph P. Landy
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,632,981 (1)
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH:         ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,632,981 (1)
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,632,981 (1)
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.0% (2)
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------


(1) These securities include 171,462 shares of Common Stock held in escrow pursuant to the terms of the Merger Agreement.
(2) Based on 22,438,117 shares of Common Stock outstanding as of September 30, 2009 as reported on NetLogic's Form S-3/A and 4,959,932 shares of Common Stock issued upon the consummation of the transactions contemplated by the Merger Agreement.

Item 1(a):     Name of Issuer:

               NetLogic Microsystems, Inc.

Item 1(b):     Address of Issuer's Principal Executive Offices:

               1875 Charleston Rd.

               Mountain View, CA 94043

Item 2(a):     Name of Person Filing:

               This Schedule 13G is filed by Warburg Pincus Private Equity VIII, L.P. ("WP VIII"). The sole general partner of WP VIII is Warburg Pincus Partners, LLC ("WP Partners"). WP Partners is a direct subsidiary of, and managed by, Warburg Pincus & Co ("WP"). Warburg Pincus LLC ("WP LLC") manages WP
VIII. Charles R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Co-Presidents and Managing Members of WP LLC. Mr. Kaye, Mr. Landy, WP, WP Partners, WP LLC and WP VIII are sometimes collectively referred to herein as the "Warburg Pincus Reporting Persons." Each of the Warburg Pincus Reporting Persons disclaim beneficial ownership of the Common Stock except to the extent of any indirect pecuniary interest therein.

Item 2(b):     Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of the Warburg Pincus Reporting Persons is c/o Warburg Pincus & Co., 450 Lexington Avenue, New York, New York 10017.

Item 2(c):     Citizenship:

               WP VIII is a Delaware limited partnership, WP Partners is a New York limited liability company, WP is a New York general partnership and WP LLC is a New York limited liability company. Mr. Kaye and Mr. Landy are United States citizens.

Item 2(d):     Title of Class of Securities:

               Common Stock, par value $0.01 per share ("Common Stock").

Item 2(e):     CUSIP Number

               64118B100.

Item 3: If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

               A. [ ] Broker or dealer registered under Section 15 of the Act,

               B. [ ] Bank as defined in Section 3(a)(6) of the Act,

               C. [ ] Insurance Company as defined in Section 3(a)(19) of the
                  Act,

               D. [ ] Investment Company registered under Section 8 of the
                  Investment Company Act of 1940,

               E. [ ] Investment Adviser in accordance with Rule 13d-1
                  (b)(1)(ii)(E),

               F. [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

               G. [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

               H. [ ] Savings Association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act,

               I. [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

               J. [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:        Ownership:

               The information required by items 4(a)- (c) is set forth in Rows 5-11 of the cover page hereto for each Warburg Pincus Reporting Person and is incorporated herein by reference for each such Warburg Pincus Reporting Person.

Item 5:        Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: []

Item 6:        Ownership of More than Five Percent on Behalf of Another Person:

               Not applicable.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

               Not applicable.

Item 8:        Identification and Classification of Members of the Group:

               The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The agreement among the Warburg Pincus Reporting Persons to file jointly is attached hereto as Exhibit 99.1. Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership of all of the shares of Common Stock, other than those reported herein as being owned by it.

Item 9:        Notice of Dissolution of Group:

               Not applicable.

Item 10:       Certification:

     Each of the Warburg Pincus Reporting Persons hereby makes the following certification:


               By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 9, 2009          WARBURG PINCUS PRIVATE EQUITY VIII, L.P.
                                     By:  Warburg Pincus Partners, LLC,
                                           its General Partner

                                     By:  Warburg Pincus & Co.,
                                           its Managing Member

                                  By:  /s/ Scott A. Arenare
                                       -----------------------------------------
                                       Name:   Scott A. Arenare
                                       Title:  Partner

Dated:  November 9, 2009          WARBURG PINCUS PARTNERS, LLC
                                     By:  Warburg Pincus & Co.,
                                          its Managing Member


                                  By:  /s/ Scott A. Arenare
                                       -----------------------------------------
                                       Name:   Scott A. Arenare
                                       Title:  Partner

Dated:  November 9, 2009          WARBURG PINCUS & CO.


                                  By:  /s/ Scott A. Arenare
                                       -----------------------------------------
                                       Name:   Scott A. Arenare
                                       Title:  Partner

Dated:  November 9, 2009          WARBURG PINCUS LLC


                                  By:  /s/ Scott A. Arenare
                                       -----------------------------------------
                                       Name:   Scott A. Arenare
                                       Title:  Managing Director

Dated:  November 9, 2009

                                  By:  /s/ Scott A. Arenare
                                       -----------------------------------------
                                       Name:  Charles R. Kaye
                                       By:  Scott A. Arenare, Attorney-in-Fact*

Dated:  November 9, 2009
                                  By:  /s/ Scott A. Arenare
                                       -----------------------------------------
                                       Name:  Joseph P. Landy
                                       By:  Scott A. Arenare, Attorney-in-Fact**


* The Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** The Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

                                  EXHIBIT INDEX
                                  -------------


Exhibit 99.1: Joint Filing Agreement, dated November 9, 2009, by and between the Warburg Pincus Reporting Persons.